UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41369

Osisko Development Corp.

(Translation of registrant’s name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit

99.1	Investor Rights Agreement between Osisko Development Corp. and Double Zero Capital LP dated August 15, 2025
99.2	Underwriting Agreement dated August 15, 2025
99.3	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated August 15, 2025
99.4	Form 51-102F3 Material Change Report dated August 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Development Corp.
(Registrant)

Date: August 29, 2025	/s/ Laurence Farmer
Laurence Farmer
General Counsel and Vice President Strategic Development